  Exhibit 99.1

High Tide Opens Second Canna Cabana in Ajax, Ontario

New Store Represents Canna Cabana's 170th Location Nationwide

CALGARY, AB, May 6, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1949 Ravenscroft Road, Ajax, Ontario will begin selling recreational cannabis products and consumption accessories for adult use today. This opening will mark High Tide's 170th Canna Cabana branded retail cannabis location in Canada, the 61st in the province of Ontario and the 2nd in Ajax.

Situated in the heart of the Durham Region on the shores of Lake Ontario, Ajax is a rapidly growing and diverse city. A short drive from Toronto, Ajax is a part of the Greater Toronto Area and is located off Highway 401, one of North America's busiest transportation corridors. This brand-new Canna Cabana opens in Meadow Ridge Plaza, a large commercial development in the east end of the city. Anchor tenants include a major grocery store, internationally recognized quick-serve restaurants, Canada's largest bulk foods retailer, a large beer retailer and a major Canadian discount retail chain. This prominent shopping node is also surrounded by future residential development and is beside a bustling thoroughfare through the city, ensuring new ELITE and Cabana Club members can stop in while running errands or on their commute home.

"I am thrilled to announce the opening of our second Canna Cabana in Ajax, Ontario. This opening builds on the success of our existing Ajax location, which is performing above our provincial average. We have taken the same approach to real estate selection for this new store and feel that this prime location is also positioned for success. The east end of the Greater Toronto area holds tremendous growth opportunity for the Canna Cabana brand, as we look to open more locations between Toronto and Ottawa," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I am also very excited that with the opening of this new Ajax location, we now have 170 Cabanas operating across the country. As communicated to the market, after proving our strong free cash flow profile in calendar 2023, we have been accelerating growth in calendar 2024 and are on track to meet our disclosed target of adding 20 to 30 new stores this year, on the path to eventually reaching our long-term goal of 300 stores across the country," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 170 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations, the ability to reach our goal of adding 20-30 new stores this year and add more stores between Toronto and Ottawa, and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 06-MAY-24